

August 18, 2014

Via E-mail
Mitchell A. Sabshon
Director and Chief Executive Officer
Inland Real Estate Income Trust II, Inc.
2901 Butterfield road
Oak Brook, IL 60523

> **Re:** **Inland Residential Properties Trust, Inc. (f/k/a Inland Retail Properties Trust V, Inc.)**
> **Amendment No. 2 to Draft Registration Statement on Form S-11**
> **Submitted July 24, 2014**
> **CIK No. 0001595627**

Dear Mr. Sabshon:

We have reviewed Amendment No. 1 to your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated April 11, 2014. Please note your Bylaws, as currently in effect, should also be filed prior to effectiveness. Please refer to Item 601(b)(3)(ii) of Regulation S-K.

2.     We note that you have revised your disclosure.  Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement.  For example only, we note your disclosure on page 1 regarding demand in the multifamily sector.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Will the company pay a fee …?, page 7

3.     We note your disclosure that your board may "choose to cause [you] to become self-managed by having [you] hire all new, outside executives and other employees."  Please clarify whether you may become self-managed by hiring the executives and employees of your Business Manager.  Further, please clarify if you would pay your Business Manager a fee in this situation.

Compensation Payable to Affiliates of IREIC, page 21

4.     We note that for purposes of your compensation table, you assume that 80% of the common stock sold in the offering are Class A Shares and that 20% are Class T Shares.  Please revise your disclosure to explain your basis for this assumption.  In addition, please revise your disclosure to disclose the maximum amount of selling commissions, dealer manager fees, and distribution and shareholder servicing fees for each of the Class A Shares and Class T Shares.

5.     We note your response to comment 4 that the disclosure has been revised to clarify that for the purposes of calculating "additional total return" none of the per share distributions may be funded from offering proceeds.  Please tell us how the waiver or deferral of fees by the business manager or funding distributions from financing could impact the value of the shares as it appears that your business manager may still receive its subordinated management performance interest under such circumstances.

Estimated Use of Proceeds, page 86

6.     Please revise your "Estimated Use of Proceeds" table on page 87 to quantify the distribution and shareholder servicing fee in a footnote or otherwise.

7.        We note your disclosure in footnote 6 that you may invest offering proceeds in cash and short-term, highly liquid investments pending the acquisition of real estate.  We further note your added disclosure of an advisory fee payable to Inland Advisors on page 79 and your disclosure regarding the Investment Advisory Services Agreement on page 111.  Please revise to clarify the percentage of your assets that you intend to invest in securities and describe the purpose of the investment advisory fee and how such fee will impact the business management fee.  In your response please clarify whether the investment advisory fee will be paid entirely through an assignment of a portion of the business management fee by the Business Manager or if it represents a separate expense to the company.

### Prior Performance of IREIC Affiliates, page 90

8.        We note your disclosure on page 90 that you are unable to verify or assess the reliability, accuracy or completeness of any of the information related to the IREIC-sponsored REITs and such information may contain inaccuracies or omissions.  We further note RPAI and Inland American, although previously sponsored by IREIC, are no longer managed by affiliates of your business manager.  Please note that disclaimers that you are not responsible for the reliability, accuracy and completeness of any information in the prospectus are not appropriate.  Please revise accordingly.  In addition, please tell us, as applicable, why you have included performance information relating to periods that such programs were not managed by affiliates of your business manager.

### Appendix A Prior Performance Tables

9.        We note that you have revised your investment intent to focus on multifamily properties.  Please revise to include a brief discussion of the factors which you considered when determining whether previous programs had similar investment objectives.  Please refer to Industry Guide 5 and Corporation Finance Disclosure Topic No. 6 and revise your disclosure as appropriate.

### Table III, page A-3

10.       Please revise Table III on pages A-4 and A-5 to separately quantify each source of distributions.  For example, please provide separately disclose the distributions paid from (i) cash flow from operations, (ii) sale of properties, (iii) financing and (iv) offering proceeds.  To the extent that fees were waived or reduced to fund distributions, please revise to clarify.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Howard Efron at (202)551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or Jennifer Gowetski, Senior Counsel, at (202)551-3401 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Michael J. Choate, Esq. (*via e-mail*)